United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2011

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2011 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: July 27, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, July 27, 2011	www.gruma.com

SECOND-QUARTER 2011 RESULTS

HIGHLIGHTS

2Q11 vs. 2Q10

  Sales volume increased 1% due to Molinera de Mexico and Gruma Centroamerica.

  Net sales rose 13% driven primarily by price increases across most subsidiaries in connection with higher raw-material prices.

  EBITDA grew 16% due principally to GIMSA, and EBITDA margin improved to 8.7% from 8.5%.

  Majority net income improved to Ps.106 million from a loss of Ps.172 million as a result of lower comprehensive financing cost and higher operating income.

  Debt increased by US$48 million or 6%, as of June 2011 versus March 2011, in connection with higher cash balances, and decreased by US$776 million, or 48%, versus June 2010.

Consolidated Financial Highlights
 (Ps millions)

	2Q11	2Q10	VAR (%)
Volume (thousand metric tons)	1,151	1,141	1
Net sales	13,104	11,545	13
Operating income	775	603	29
Operating margin	5.9%	5.2%	70 bp
EBITDA	1,140	985	16
EBITDA margin	8.7%	8.5%	20 bp
Majority net income	106	(172)	N.A.

Debt
 (US$ millions)

Jun'11	Jun'10	Var	Mar'11	Var
833	1,609	(48)%	785	6%

CONSOLIDATED RESULTS OF OPERATIONS
2Q11 vs. 2Q10

Sales volume increased 1% to 1,151 thousand tons due to stable volumes in Gruma Corporation and GIMSA and higher volumes in Molinera de Mexico and Gruma Centroamerica.

Net sales rose 13% to Ps.13,104 million, driven by price increases across most subsidiaries in connection with higher raw-material prices. Sales from non-Mexican operations constituted 64% of consolidated net sales.

Cost of sales as a percentage of net sales grew to 69.4% from 68.7%, occasioned basically by Gruma Corporation. In absolute terms, cost of sales rose 15% to Ps.9,093 million because of higher raw-material costs and, to a lesser extent, sales volume growth.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 24.5% from 25.4%, coming from better absorption at all subsidiaries. In absolute terms, SG&A increased 10%, to Ps.3,215 million, due primarily to Gruma Corporation and GIMSA and, to a lesser extent, Gruma Venezuela and Molinera de Mexico.
Other expense, net, was Ps.20 million, Ps.55 million less due particularly to lower expenses related to the negotiation process of the expropriation of our operations in Venezuela.

Operating income increased 29%, to Ps.775 million, and operating margin improved to 5.9% from 5.2%.
Comprehensive financing cost, net, was Ps.196 million versus Ps.624 million, a decrease of Ps.428 million, which resulted mainly from (1) lower foreign exchange losses coming from the Mexican peso appreciation; and, to a lesser extent, (2) lower financial expenses derived from lower debt and lower interest rates.

GRUMA's share of net income in unconsolidated associated companies was Ps.160 million less, as GFNorte's results are no longer accounted in GRUMA's financial statements due to the sale of the company's stake in GFNorte in February 2011.

Taxes  amounted to Ps.315 million, 39% more in connection with higher pre-tax income.

GRUMA's total net income was Ps.264 million, versus a net loss of Ps.87 million. GRUMA's majority net income was Ps.106 million, compared with majority net loss of Ps.172 million. The improvement resulted from lower comprehensive financing cost and higher operating income.

FINANCIAL POSITION
June 2011 vs. March 2011

Balance-Sheet Highlights	Total assets were Ps.35,442 million, an increase of 2%, driven mainly by higher trade accounts receivable and higher cash balances in connection with lower inventories.

Total liabilities were Ps.20,236 million, 3% more, derived from higher debt.

Stockholders' equity totaled Ps.15,207 million, 2% more.
Debt Profile	GRUMA's debt amounted to US$833 million, of which approximately 79% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond										300	300
BBVA Syndicated Facility				25	25	100					150
BBVA Syndicated Facility MXP					5.1	10.2	46.1	41			102.4
Gruma Corp Facility BofA						110					110
Bancomext Facility MXP					2.6	5.1	23	20.5			51.2
Rabobank Facility						50					50
Other	46.2	20.5	2.6	0.5	0.2						69.8
TOTAL	46.2	20.5	2.6	25.5	32.9	275.4	69.1	61.4	0	300	833.4

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$23 million during 2Q11. The largest investments were applied to Gruma Corporation for capacity expansions, technology upgrades, and the Albuquerque Tortilla Company acquisition.

SUBSIDIARY RESULTS OF OPERATIONS
2Q11 vs. 2Q10

Gruma Corporation

Sales volume was flat at 365 thousand metric tons. The U.S. corn flour operations increased 3% derived especially from organic growth at snack producers. The European operations grew slightly due to expanded customer base, especially in the tortilla business. The U.S. tortilla operations declined 2% mostly because of the foodservice segment.

Net sales grew 10% to Ps.5,544 million, driven by price increases implemented in the U.S. and Europe during February and March, respectively, in connection with higher raw-material costs.

Cost of sales as a percentage of net sales increased to 66.6% from 62.6% driven largely by the aforementioned higher raw-material costs, in particular, wheat. In absolute terms, cost of sales increased 17% to Ps.3,690 million due to the aforementioned cost increases.

SG&A as a percentage of net sales improved to 29.7% from 30.8% as a result of better expense absorption mostly in connection with price increases. In absolute terms, SG&A increased 6% to Ps.1,644 million due to (1) higher sales commissions related to the price increases; (2) higher promotion and advertising; and (3) salary increases during the quarter.

Operating income as a percentage of net sales was 2.9% versus 6.6%. In absolute terms, operating income declined 51% to Ps.161 million as a result of the aforementioned higher raw-material costs.

GIMSA

Sales volume was flat at 468 thousand metric tons.

Net sales rose 24% to Ps.3,642 million resulting from price increases related to higher corn prices, which were effective at the end of November 2010 and March 2011.

Cost of sales as a percentage of net sales improved to 70.7% from 74.3% in connection with higher prices and better cost absorption. In absolute terms, cost of sales rose 18% to Ps.2,576 million due to higher corn costs.

SG&A as a percentage of net sales improved to 16.0% from 16.7% due to better absorption in connection with the aforementioned increase in net sales. In absolute terms, SG&A grew 19% to Ps.582 million, resulting mainly from (1) the continued strengthening of several customer-service programs; (2) higher intercompany shipments due to temporary shutdowns, for technology upgrades, and capacity constraints at some plants; and (3) a change in the sales mix favoring snack producers, as for transactions with these customers we usually pay freight expenses.

Operating income as a percentage of net sales improved to 13.0% from 8.8% and, in absolute terms, rose 85% to Ps.474 million.

For additional information, please see GIMSA ''Second-Quarter 2011 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume declined 4% as a result of production downtimes related to extraordinary maintenance and electricity supply matters; and, to a lesser extent, lower sales to government channels.

Net sales increased 24% to Ps.1,809 million, due to price increases implemented in our entire product portfolio, especially at the end of April.

Cost of sales as a percentage of net sales increased to 73.3% from 72.6%, mainly because (1) the aforementioned price increases were not sufficient to compensate for the higher raw-material costs, especially for wheat and corn; and (2) there were salary increases effective during May. In absolute terms, cost of sales increased 26% primarily derived from the aforementioned higher raw-material costs and salary increases.

SG&A as a percentage of net sales improved to 19.7% from 22.6% in connection with better expense absorption coming from the aforementioned price increases. In absolute terms, SG&A grew 8% resulting primarily from (1) higher promotion and advertising expenses; (2) salary and benefits increases to administrative employees effective July 2010 and January 2011; and (3) the constant freight tariff increases in connection with the shortage of transportation services in the country.

Operating income as a percentage of net sales improved to 7.1% from 4.7% and, in absolute terms, increased 85% to Ps.128 million.

Molinera de Mexico

Sales volume grew 7% due especially to (1) the recovery of some clients as we were able to offer additional value in terms of price and service; and (2) higher sales to supermarkets in-store bakeries thanks to our ongoing programs for better customer service and expanded coverage.

Net sales rose 38%, to Ps.1,069 million, as a result of (1) price increases implemented throughout the past several months to reflect higher wheat costs; and to a lesser extent, (2) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 83.0% from 81.5% due to higher wheat costs, which have not been fully reflected in our prices. In absolute terms, cost of sales increased 40% in connection with the aforementioned higher costs and to a lesser extent, volume growth.

SG&A as a percentage of net sales improved to 14.4% from 17.8% due to better expense absorption resulting from the aforementioned price increase and volume growth. In absolute terms, SG&A rose 12% due especially to (1) increased freight expense in connection with volume growth and higher freight tariffs; and (2) our ongoing programs to improve customer service and expand market coverage oriented to bakeries and tortilla shops.

Operating income improved Ps.21 million to Ps.27 million, and operating margin rose to 2.5% from 0.7%.

Gruma Centroamerica

Sales volume grew 17% as a result of higher corn flour sales due to price reductions, which allowed corn flour to be a better economic alternative than the traditional method, and market-share gains in connection with aggressive promotions and advertising campaigns.

Net sales rose 10% to Ps.733 million resulting from the above-mentioned sales-volume growth. Net sales grew at a lower rate than sales volume because of the aforementioned price reductions, especially in the corn flour business, oriented to address increased competition.

Cost of sales as a percentage of net sales increased to 75.0% from 73.6% in connection with the higher cost of corn, which was not fully reflected in corn flour prices. In absolute terms, cost of sales increased 12% due to the aforementioned volume growth.

SG&A as a percentage of net sales improved to 26.8% from 31.5% due to (1) better expense absorption; (2) layoffs and lower variable compensation; and (3) lower merchandising as some projects were completed during 2010. In absolute terms, SG&A decreased 7% due mainly to the aforementioned SG&A reductions.

Operating loss was Ps.13 million, 62% lower than the Ps.34 million loss reported last year.

Other Subsidiaries and Eliminations	Operating loss was Ps.2 million, compared with an operating loss of Ps.27 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment, therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela are restated in period-end constant local currencies following the provisions of IAS 29 and IAS 21, applying the general consumer price index from Venezuela. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.11.72/dollar as of June 30, 2011.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 96 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q11**	2Q10	VAR (%)	1Q11	VAR (%)	**2011**	2010	VAR (%)
NET SALES	**13,104**	11,545	13	11,896	10	**25,000**	22,700	10
GROSS PROFIT	**4,010**	3,612	11	3,758	7	**7,768**	7,242	7
GROSS MARGIN (%)	**30.6%**	31.3%		31.6%		**31.1%**	31.9%	
GENERAL EXPENSES	**3,215**	2,933		3,079		**6,295**	5,938	
OTHER (INCOME) EXPENSE	**20**	75		1		**21**	103	
OPERATING INCOME	**775**	603	29	678	14	**1,452**	1,202	21
OPERATING MARGIN (%)	**5.9%**	5.2%		5.7%		**5.8%**	5.3%	
COMPREHENSIVE FINANCING COST (INCOME), NET	**196**	624		144		**339**	800	
INTEREST EXPENSE	**262**	379		357		**619**	746	
INTEREST INCOME	**(52)**	(24)		(96)		**(148)**	(17)	
FOREIGN EXCHANGE LOSS (GAIN)	**25**	318		(64)		**(39)**	167	
MONETARY POSITION (GAIN) LOSS	**(40)**	(49)		(53)		**(93)**	(96)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**0**	(160)		(4,709)		**(4,709)**	(287)	
INCOME TAXES	**315**	226		1,051		**1,366**	442	
NET INCOME	**264**	(87)	404	4,192	(94)	**4,456**	246	1,709
MAJORITY NET INCOME	**106**	(172)	162	4,093	(97)	**4,199**	86	4,806
EARNINGS PER SHARE[1]	**0.19**	(0.30)	162	7.26	(97)	**7.45**	0.15	4,806
EARNINGS PER ADR (US$)[2]	**0.06**	(0.10)	162	2.48	(97)	**2.54**	0.05	4,806
DEPRECIATION AND AMORTIZATION	**365**	382		366		**731**	761	
EBITDA[3]	**1,140**	985	16	1,044	9	**2,183**	1,962	11
CAPITAL EXPENDITURES (MILLIONS US$)	**23**	22		21		**44**	34	

BALANCE SHEET SUMMARY	**Jun-11**	Jun-10	VAR (%)	Mar-11	VAR (%)
CASH AND CASH EQUIVALENTS	**1,444**	1,591	(9)	971	49
TRADE ACCOUNTS RECEIVABLE	**5,011**	3,811	31	4,434	13
OTHER ACCOUNTS RECEIVABLE	**2,232**	2,004	11	1,853	20
INVENTORIES	**5,398**	6,985	(23)	6,028	(10)
CURRENT ASSETS	**14,518**	14,727	(1)	13,793	5
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,523**	18,122	(3)	17,565	(0)
TOTAL ASSETS	**35,442**	40,123	(12)	34,583	2
SHORT-TERM DEBT	**758**	2,117	(64)	2,337	(68)
CURRENT LIABILITIES	**7,061**	8,426	(16)	8,948	(21)
LONG-TERM DEBT	**8,735**	18,126	(52)	6,716	30
TOTAL LIABILITIES	**20,236**	29,655	(32)	19,684	3
MAJORITY STOCKHOLDERS' EQUITY	**11,354**	6,749	68	11,083	2
STOCKHOLDERS' EQUITY	**15,207**	10,467	45	14,898	2
CURRENT ASSETS/CURRENT LIABILITIES	**2.06**	1.75		1.54	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**1.33**	2.83		1.32	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.38**	0.66		0.38	
BOOK VALUE PER SHARE[1]	**20.14**	11.97		19.66	

[1] On the basis of 563,650,709 shares as of June 30, 2011, 563,650,709 shares as of June 30, 2010, and 563,650,709 shares as of March 31, 2011.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.72 per dollar as of June 30, 2011.

[3] EBITDA = operating income + depreciation and amortization.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.
Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.
In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial Management, and the latter informs the General Management when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the ''TOP MANAGEMENT'' and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at its estimated fair market value (mark- to- market). The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are included within the comprehensive income in the net equity, based on an evaluation of the effectiveness of such hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at their estimated fair market value (mark- to- market) and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.
The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to its estimated fair market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position:

Effectiveness of hedges is determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.
When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair market value are recognized in the operations results, within net comprehensive financing costs.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Derivative Financial Instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments:
There are potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Major Identified Risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports:

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma entered into certain foreign exchange derivative transactions, which as of the end of June 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma entered into certain foreign exchange derivative transactions, which as of the conclusion of June 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of June, 30th, 2011, the of the grains and fuels financial instruments were valued at their fair market value and represented a profit of $5,229 thousand pesos which was applied to the income statement. These financial instruments did not qualify as hedges for accounting purposes.
These foreign exchange derivative financial instruments were valuated to its estimated fair market value (mark-to-market). As of June 30th, 2011 the open positions of these instruments represented a profit of approximately $11,266 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed:

The transactions concluded during the second quarter of 2011 regarding the financial instruments of grains and fuels represented a profit of $3,811 thousand pesos. As of June 30th, 2011, the favorable effect in the results of the concluded transactions of these instruments is of $4,452 thousand pesos

The transactions concluded during the second quarter of 2011 regarding the foreign exchange financial instruments represented a loss of $5,692 thousand pesos. As of June 30th, 2011, the favorable effect in the results of the concluded transactions of these instruments is of $32,659 thousand pesos.

18. Description and number of the margin calls presented during the quarter:

As of June 30th, 2011, the company has revolving funds denominated ''margin calls'' for $17,588 thousand pesos related to the fuels derivative financial instruments required upon the variations in the prices of the underlying asset to be applied against the payments.

19. Disclosure of any breach that has been presented to the respective agreements:
The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Raw Materials Derivative Financial Instruments:

Summary of Raw Materials Derivative Financial
Instruments (Corn- Wheat) As of June 30th, 2011
Amounts in Thousands of Pesos1

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of June 30th, 2011 option's transactions in short positions represented a profit of $92,167 thousand pesos and option's transactions in long positions a loss of $110,184 thousand pesos.

25. As of June 30th, 2011 there are no margin calls for the corn and wheat financial instruments.

The transactions concluded during the second quarter of 2011 regarding the corn and wheat derivative financial instruments represented a profit of $6,389 thousand pesos. As of June 30th, 2011 the favorable effect in the results of the concluded transactions of these instruments is of $9,836 thousand pesos.

B. Sensibility Analysis

Raw Materials Derivative Financial Instruments

According to the position as of June 30th, 2011, an hypothetical 10 percent loss of the Bushel value would result in an additional adverse effect of $82,963 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of June 30th 2011.

Sensitivity Analysis
Regarding the Position in Raw Material Derivative
Instruments (Corn- Wheat) As of June 30th, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos2

2 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility:

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The presented sensitivity analysis includes three collars for the commodities' price, consequently, risks related to a variation in the price of such commodities is partially offset among the futures and options agreements, which are contracted in the same notional amounts and expire in the same dates.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

Based on our position of derivative financial instruments as of June 30, 2011, an hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair market value of the instruments would result in a charge to income for $82,963, $235,616, and $407,281 thousands of pesos, respectively.